From: **Christian Angermayer**
[***]

as Guarantor

To: **Alien Capital Limited**

190 Elgin Avenue
George Town, KY1-9001
Grand Cayman
Cayman Islands

as Lender under the Guarantee (each as defined below)

14 February 2025

Confirmation of Guarantee

(the "Confirmation")

This Confirmation is provided in connection with the Guarantee and Indemnity Agreement between Christian Angermayer as guarantor and Alien Capital Limited as lender (the "**Guarantee**") made to secure the facility agreement originally dated 9 August 2024 and entered into between Apeiron Investment Group Limited as borrower and the Alien Capital Limited as lender, as amended by a first amendment request letter dated 27 October 2024 (the "**First Amendment Letter**") and as further amended by a second amendment request letter dated on or about the date hereof (the "**Second Amendment Letter**", together with the First Amendment Letter, the "**Amendment Letters**") (the "**Facility Agreement**"). Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Guarantee.

1.   CONFIRMATION

The Guarantor confirms that (i) the Guarantee extends to any amounts owed under the Second Amendment Letter and the Facility Agreement as amended by the Amendment Letters; and (ii) such amounts are Guaranteed Obligations.

2.   WARRANTIES

The Guarantor represents and warrants to the Lender that (i) the warranties set out in Schedule 1 are true and correct as of the date hereof; and (ii) such warranties are deemed to be repeated on each day whilst the Guarantee is subsisting by reference to the facts and circumstances existing at the time of repetition.

3.   UNDERTAKINGS

The Guarantor undertakes to promptly inform the Lender of any change of address.

4.   COUNTERPARTS

This Confirmation may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Confirmation. Delivery of a counterpart of this Confirmation (but for the avoidance of doubt not just a signature page) by email attachment (in

PDF, JPEG or other agreed format) or telecopy shall be an effective mode of delivery. If such method of delivery is adopted, without prejudice to the validity of the agreement thus made, each party shall provide the others with the original of such counterpart as soon as reasonably possible thereafter.

5.   **GOVERNING LAW AND JURISDICTION**

5.1   This Confirmation and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the laws of the Cayman Islands.

5.2   Each party irrevocably agrees that the courts of the Cayman Islands shall have exclusive jurisdiction over any dispute or claim (including a non-contractual dispute or claim) arising out of or in connection with this Confirmation (including a dispute relating to the existence, validity or termination of this Confirmation or any non-contractual obligation arising out of or in connection with this Confirmation) ("**Dispute**").

5.3   The parties agree that the courts of the Cayman Islands are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

This Confirmation has been executed as a deed and is delivered and takes effect on the date stated at the beginning of it.

Schedule 1
Representations and Warranties

1. **Capacity**

   The Guarantor:

   (a)   has the capacity to execute, deliver and perform his obligations under this guarantee and the transactions contemplated by them; and

   (b)   does not suffer from any Mental Incapacity.

   For the purposes of this Schedule 1, "**Mental Incapacity**" means, in relation to any person:

   (a)   he is incapable of managing his own affairs because of an impairment of, or a disturbance in the functioning of, the mind or brain whether the impairment or disturbance is permanent or temporary; or

   (b)   any step or procedure is taken in any jurisdiction which restricts the capacity of the Guarantor to enter into this guarantee or would require the approval of any third party or authority.

2. **Litigation**

   No litigation, arbitration or administrative proceedings are taking place, pending or, to the Guarantor's knowledge, threatened against him or any of his assets which might have a material adverse effect on the Guarantor's ability to perform his obligations under this guarantee.

3. **No default**

   No event or circumstance is outstanding which constitutes a default under any instrument which is binding on the Guarantor, or to which his assets are subject, which might have a material adverse effect on the Guarantor's ability to perform his obligations under this Agreement.

4. **Non-contravention**

   The entry into, delivery and performance of the obligations in this guarantee do not and will not contravene or conflict with any law or regulation or judicial or official order applicable to the Guarantor or any material agreement or instrument binding on the Guarantor or his assets.

5. **Binding obligations**

   Subject to any general principles of law limiting obligations, the Guarantor's obligations under this guarantee are legal, valid, binding and enforceable.

6. **No immunity**

   None of the Guarantor's assets is entitled to immunity on any grounds from any legal action or proceeding (including, without limitation, suit, attachment prior to judgment, execution or other enforcement).

7. **Pari passu**

The Guarantor's payment obligations under this guarantee rank at least pari passu with all existing and future unsecured and unsubordinated obligations, except for those mandatorily preferred by law generally.

8. **Solvency**

The Guarantor:

(a)   has not suspended, or threatened to suspend, payment of his debts, is not unable to pay his debts as they fall due, has not admitted inability to pay his debts and is not deemed either unable to pay his debts or as having no reasonable prospect of so doing;

(b)   has not commenced negotiations with all or any class of his creditors with a view to rescheduling any of his debts, and has not made a proposal for or entered into any compromise or arrangement with his creditors; and

(c)   is not the subject of a bankruptcy petition, application or order.

9. **No creditor process**

(a)   No person has become entitled to appoint a receiver over any of the assets of the Guarantor, and no receiver has been appointed over any of the assets of the Guarantor.

(b)   No creditor or encumbrancer has attached or taken possession of, and no distress, execution, sequestration or other such process has been levied or enforced on or sued against, any of the Guarantor's assets.

(c)   No event has occurred and no proceeding has been taken in any jurisdiction to which the Guarantor is subject which has an effect equivalent or similar to any of the events mentioned in paragraph 9(a) or (b) above.

10. **Guarantor domicile**

(a)   The choice of Cayman Islands law as the governing law of this guarantee will be recognised and enforced in the jurisdiction of the Guarantor's domicile and any judgment obtained in the Cayman Islands in relation to this guarantee will be recognised and enforced in that jurisdiction.

(b)   The Guarantor is not required under the law of his domicile to make any deduction for, or on account of, tax from any payment he or she may make under this guarantee.

(c)   Under the law of the Guarantor's domicile it is not necessary to file, record or enrol this guarantee with any court or other authority in that jurisdiction or pay any stamp, registration or similar taxes in relation to this guarantee.

SIGNATURE PAGE

BY ENTERING INTO THIS CONFIRMATION YOU CONFIRM THAT YOU MIGHT BECOME LIABLE INSTEAD OF OR AS WELL AS THE BORROWER:

YOU SHOULD SEEK INDEPENDENT LEGAL ADVICE BEFORE ENTERING INTO THIS CONFIRMATION.

Signed as a deed by

CHRISTIAN ANGERMAYER   …………………………………..

in the presence of:

      Witness name:
      Witness address: …………………………………..

Signed by _____   …………………………………..
For and behalf of **ALIEN CAPITAL**
LIMITED

Alien Facility – Signature Page Guarantee Confirmation